                                                                    EXHIBIT 99.3
                                  SCHEDULE 11

         NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)  Name of company

BRIGHT STATION PLC

2)  Name of director

ROBERT KURT LOMNITZ

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-
beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR NAMED IN 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

PRUDENTIAL SECURITIES INC - ACCOUNT DESIGNATION NOT DISCLOSED

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

PURCHASE OF ORDINARY SHARES

7)  Number of shares/amount of stock acquired

500,000

8)  Percentage of issued class

0.29%

9)  Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

ORDINARY SHARES OF 1p EACH

12) Price per share

6 PENCE

13) Date of transaction

21 JUNE 2001

14) Date company informed

21 JUNE 2001

15) Total holding following this notification

594,500 ORDINARY SHARES OF 1(pence) EACH

16) Total percentage holding of issued class following this notification

0.34%

If a director has been granted options by the company please complete the following boxes

17) Date of grant


18) Period during which or date on which exercisable


19) Total amount paid (if any) for grant of the option


20) Description of shares or debentures involved: class, number


21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise


22) Total number of shares or debentures over which options held following this notification


23) Any additional information


24) Name of contact and telephone number for queries

JONATHAN BALL     020 7930 6900

25) Name and signature of authorised company official responsible for making this notification

JONATHAN BALL  COMPANY SECRETARY

 Date of Notification    22 JUNE 2001